December 20, 2007

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attention:  Daniel Morris, Attorney Advisor

Re:         Southwest Airlines Co.
Schedule 14A
Filed April 5, 2007
File Number: 001-07259

Dear Mr. Morris:

On behalf of Southwest Airlines Co. (the “company”), set forth below are our responses to the remaining comment of the staff of the Securities and Exchange Commission in its letter dated December 10, 2007, with respect to the company’s definitive proxy statement filed on April 5, 2007.   We have reproduced below the full text of the staff’s comment, which is followed by the company’s response.

1.            Your responses to prior comments 19 and 20 appear to contain certain qualifications. Please confirm that you will comply with each comment. Specifically, please confirm that you will provide additional detail and analysis regarding the factors, including individual performance elements, affecting the specific compensation payable to each named executive officer. While we acknowledge that your ultimate compensation decisions may be subjective, confirm that you will discuss in detail the specific considerations and rationale that provide the basis for each subjective compensation decision. For each named executive officer, identify not only the factors, including individual performance elements, that were used to determine the particular amounts payable for each element of compensation, but also how the specific factors and individual contributions affected the final determination.

Response:

The company confirms that it will comply with prior comments 19 and 20.  Specifically, the company confirms that it will provide additional detail and analysis regarding the factors, including individual performance elements, affecting the specific compensation payable to each named executive officer.  The company also confirms that, although its ultimate compensation decisions may be subjective, the company will, in accordance with the specific requirements of this comment, discuss in detail the specific considerations and rationale that provide the basis for each subjective compensation decision.

U.S. Securities and Exchange Commission
December 20, 2007

****

In connection with our above response to the staff’s comments, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4459.

Sincerely,

/s/ Laura Wright
Laura Wright
Chief Financial Officer

Copy to:                David W. Biegler (Chair of the Compensation Committee)
Gary C. Kelly
Ron Ricks
Tammy Romo